Exhibit 99.1

The

Woodbridge

Company Limited

Amended and Restated Stock
Incentive Plan

November 1, 2017

The Woodbridge Company Limited

Amended and Restated Stock Incentive Plan

Table of Contents

Section 1.   General Provisions

1.1   Purpose

The purpose of the Corporation's Amended and Restated Stock Incentive Plan is to advance the interests of the Corporation by enabling grants of stock options and other equity based awards to be made to selected Participants so as to provide additional incentive to such Participants to further the Corporation's profitable growth and to increase the desire of such Participants to remain with The Woodbridge Group.

1.2   Definitions

The following capitalized terms used in the Plan have the respective meanings set forth in this section 1.2:

(a)   "**Administrator**" means any person or group of persons to whom the Board delegates any or all of its powers pursuant to section 1.3(c)(v).

(b)   "**Affiliate**" means any corporation which is an affiliate of the Corporation for purposes of the *Business Corporations Act* (Ontario) and without limitation includes any Subsidiary of the Corporation, any corporation of which the Corporation is a Subsidiary, and any corporation which is a Subsidiary of another corporation of which the Corporation is also a Subsidiary.

(c)   "**Applicable Withholding Taxes**" means any and all taxes and other source deductions or other amounts which an Employer is required by law to withhold from any amounts to be paid or credited hereunder.

(d)   "**Board**" means the board of directors of the Corporation.

(e)   "**Common Shares**" means common shares in the capital of 1396164 Ontario Limited, a Subsidiary of the Corporation, provided that "Common Shares" shall include all shares or other securities issued in substitution for the Common Shares as provided for in section 1.5.

(f)   "**Corporation**" means The Woodbridge Company Limited, and any successor thereto.

(g)   "**Disability**" means an injury or disability occurring to a Participant who by reason thereof is determined by the Board to be unable to perform the services to be performed by him or her for his or her Employer.

(h)   "**Early Retirement**" means a Participant's resignation from employment with an Employer on or after the Participant reaches age 55 other than in circumstances constituting a Normal Retirement.

(i) "**Employee**" means any employee, officer or director of The Woodbridge Group or such other person as may be determined from time to time by the Board.

(j) "**Employer**" means the Corporation or the Affiliate in which a Participant holds employment and, if more than one, such entity as determined for this purpose by the Board.

(k) "**Fair Market Value**" means, on any given date, the fair market value of a Common Share as of that date as determined by the Board.

(l) "**Just Cause**" means (A) if the Participant has an employment agreement with an Employer, "cause", "just cause" or any other similar term as defined in such agreement, or (B) if there is no such employment agreement or definition, means:

    (i) the Participant's breach of or non-adherence to the terms and conditions of his or her employment agreement with an Employer, including any breach of or non-adherence to any agreement with an Employer regarding confidential information and intellectual property;

    (ii) conduct by the Participant that is incompatible with the Participant's duties, including dishonesty, misappropriation, wilful misconduct, theft, fraud or gross negligence by the Participant in the carrying out of the Participant's duties, or involving the property, business or affairs of the Corporation or the Woodbridge Parties;

    (iii) conduct by the Participant that is prejudicial to the Corporation and/or any of the Woodbridge Parties; and

    (iv) any other act or omission which would constitute just cause at common law.

(m) "**Normal Retirement**" means a Participant's resignation from employment with an Employer on or after the Participant reaches age 60.

(n) "**Normal Retirement Date**" means the first date on which the Participant would qualify for Normal Retirement.

(o) "**Option**" means an option granted under the Plan to purchase Common Shares.

(p) "**Participant**" means any Employee to whom an Option is granted.

(q) "**Plan**" means this Amended and Restated Stock Incentive Plan of the Corporation, as amended, including any supplements, schedules, guidelines, rules and regulations adopted by the Board, from time to time.

(r) "**Reduction Factor**" with respect to an Option of a Participant means the difference between:

(i)   1.00, and

(ii)   the product of:

    (A)   0.05, and

    (B)   the number of full periods and partial period of twelve months remaining until the earlier of:

        (I)   the Normal Retirement Date; and

        (II)   the stated termination date of the Option.

(s)   "**Retirement**" means Normal Retirement or Early Retirement.

(t)   "**Share Appreciation Rights**" means tandem share appreciation rights granted under the Plan.

(u)   "**Subsidiary**" with respect to a particular corporation means any corporation of which at least a majority of the voting shares are at the time, directly or indirectly, owned by the particular corporation, and includes any corporation in like relationship to a Subsidiary of the particular corporation.

(v)   "**Termination Date**" means a Participant's last day of active employment with his or her Employer (other than in connection with a Participant's transfer of employment to another Employer), regardless of whether the Participant's termination of employment was in accordance with any rule of common law, statute or equity, and does not include any period of statutory, contractual, common law or other reasonable notice of termination of employment or any period of salary continuance or deemed employment.

(w)   "**Woodbridge Group**" means the group consisting of the Corporation and its Affiliates or any member of that group, as the context requires.

(x)   "**Woodbridge Parties**" means the Corporation's affiliates, including Thomson Reuters Corporation and its respective affiliates and subsidiaries, and each of their respective directors, officers or employees; any person that has a direct or indirect interest in the Corporation; and any member of the family of the late first Lord Thomson of Fleet.

1.3   Administration

(a)   The Plan shall be administered by the Board.

(b)   Subject to the limitations of the Plan, the Board shall have the responsibility and authority:

(i)   to select those Employees who shall participate in the Plan; and

(ii)   to make grants under the Plan to Participants.

(c)   Subject to the limitations of the Plan, the Board shall be empowered:

(i)   to establish, amend or waive any limitations, restrictions and conditions upon any grants under the Plan;

(ii)   to interpret the Plan;

(iii)   to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable, including, without limitation, special guidelines and provisions for persons who are residing in, or subject to, the taxes and currencies of, countries other than Canada;

(iv)   to make any other determination and to take any other action in connection with the implementation and administration of the Plan as it may deem necessary or advisable or as the Board may direct; and

(v)   to delegate to any person or committee of persons any or all of its powers and authorities under the Plan.

(d)   All determinations of the Board on matters within its authority shall be conclusive and binding upon the Woodbridge Group and all Participants, except as otherwise determined by the Board.

(e)   Each of the Woodbridge Group, the Board and any Administrator may consult with professional advisors, including, without limitation, legal counsel, who may be counsel for the Woodbridge Group, the Board, the Administrator or other counsel, with respect to its obligations or duties hereunder or with respect to any action or proceeding or any question of law and neither the Woodbridge Group nor any member of the Board or any Administrator shall be liable with respect to any action taken or omitted by it pursuant to the advice of such counsel or any other action taken or omitted by it in good faith.

(f)   To the full extent permitted by law, the Corporation shall indemnify and hold harmless each person who is an Administrator, a member of the Board, or a member of an Administrator with respect to any action, proceeding or claim of any kind made against such person resulting from any action taken or omitted by him or her in connection with the administration of the Plan.

(g)   No Employer shall be liable to any Participant for any loss resulting from a decline in the value of the Common Shares.

1.4   Participation

     (a)   In selecting any Participant and in making grants to any Participant, the Board may give consideration to:

          (i)   the functions and responsibilities of the Participant;

          (ii)   the Participant's past, present and potential contributions to the profitability and growth of the Woodbridge Group;

          (iii)   the value of the Participant's services to the Woodbridge Group; and

          (iv)   other factors deemed relevant by the Board.

     (b)   Participation in the Plan is entirely voluntary. Neither the Plan nor any grant hereunder shall give any Participant any right with respect to continuance of employment or appointment by the Woodbridge Group, nor shall the Plan or any grant hereunder impose a limitation in any way on the right of the Woodbridge Group to terminate any Participant's employment or appointment at any time. The Woodbridge Group does not assume responsibility for the income and other tax consequences for the Participants and each Participant is advised to consult with the Participant's own tax advisors.

1.5   Adjustments

In the event of any change in the number of outstanding Common Shares by reason of any stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of Common Shares, or other corporate change affecting the Common Shares, the Board shall make such proportionate adjustments in or substitution for:

     (a)   the number or kind of shares or other securities to be delivered to Participants on the exercise of Options pursuant to the Plan;

     (b)   the number or kind of shares or other securities subject to unexercised Options;

     (c)   the exercise price of shares or other securities subject to unexercised Options; and

     (d)   the number or kind of shares subject to any other grants under the Plan;

if any, as the Board in its discretion deems appropriate to reflect such change (for the purpose of preserving the value of the Options or other awards). Notwithstanding anything in this Plan to the contrary, no adjustment or substitution shall obligate the Corporation to sell fractional shares, all such adjustments or substitutions shall be subject to required regulatory approval and all such adjustments shall be made in compliance with paragraph 7(1.4)(c) of the *Income Tax Act* (Canada), to the extent applicable.

1.6   Withholding

It is the responsibility of the Participant to complete and file any tax returns which may be required under Canadian or other applicable jurisdiction's tax laws within the periods specified in those laws as a result of the Participant's participation in the Plan.

Notwithstanding any other provision of this Plan, a Participant shall be solely responsible for all Applicable Withholding Taxes resulting from his or her receipt of Common Shares or other property pursuant to this Plan. In connection with the issuance of Common Shares pursuant to this Plan, a Participant shall, at the Participant's discretion:

(a)   pay to the Corporation an amount as necessary so as to ensure that the Corporation is in compliance with the applicable provisions of any federal, provincial, local or other law relating to the Applicable Withholding Taxes in connection with such issuance; or

(b)   make other arrangements acceptable to the Corporation to fund the Applicable Withholding Taxes.

1.7   Expenses

The expenses of administering the Plan shall be borne by the Woodbridge Group.

1.8   Non-exclusivity

Nothing contained herein shall prevent the Woodbridge Group or the Board from adopting other compensation arrangements, which arrangements may be either generally applicable or applicable only in specific cases. No grant or other benefit under the Plan shall be deemed compensation for purposes of computing benefits under any retirement plan of the Woodbridge Group nor affect any benefits under any other benefit plan now or subsequently in effect under which the availability or amount of benefits is related to the level of compensation, except as specifically provided in any such plan.

1.9   Amendment

(a)   The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation and subject to any required regulatory approval. No such amendment, suspension or termination shall materially and adversely affect any right granted under the Plan to any Participant without the consent of such Participant, except as required by law.

(b)   Subject to any required regulatory approval, the Board may amend or modify any outstanding Option and Share Appreciation Right or any terms and conditions of any grant of other awards in any manner to the extent that the Board would have had the authority to make an initial grant of such Option and Share Appreciation Right or other award as so modified or amended, and without limitation the Board may change the date or dates on which an Option and Share Appreciation Right becomes vested or exercisable or for which any restrictions applicable with respect to any grants of other awards apply. No such amendment or modification shall materially and adversely affect any right granted under the Plan to any Participant without the consent of such Participant, except as required by law.

1.10   Laws

(a)   The Plan and all matters to which reference is made herein shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

(b)   Notwithstanding any other provision of the Plan or grant thereunder the Corporation shall not be obligated by any provision of the Plan or grant thereunder to sell Common Shares in violation of any laws, rules, regulations and policies of any governmental authority in any applicable jurisdiction.

1.11   Effective Date

The Plan shall be effective on June 15, 2000 and shall expire on such date as is determined by the Board. The Plan was amended effective July 14, 2008 and November 1, 2017.

Section 2.   Options

2.1   Grants of Options and Tandem Share Appreciation Rights

The Board may, from time to time, grant Options to any Employee and in connection with the grant of each Option shall grant a Share Appreciation Right.

2.2   Exercise Price

The Board shall establish the exercise price at the time each Option is granted which exercise price shall in all cases be not less than 100% of the Fair Market Value of a Common Share at the date of the grant.

2.3   Exercise of Options

(a)   Options shall not be exercisable later than ten years after the date of grant.

(b)   On granting an Option, the Board may determine when the Option shall become vested and may determine that the Option shall become vested in instalments and may impose such other restrictions as it shall deem appropriate. If the Board determines that any Option is exercisable subject to certain limitations (including, without limitation, that such Option is vested or exercisable only in instalments or within certain time periods), the Board may, in its sole discretion, subject to regulatory approval if required, waive such limitations on the vesting or exercisability at any time at or after grant in whole or in part (including, without limitation, waiving the instalment vesting provisions or accelerating the time at which such Option may be exercised).

(c)   Vested Options may be exercised by the Participant or his or her legal representative providing a notice of exercise to the Corporation accompanied by payment in full of the aggregate exercise price and any Applicable Withholding Taxes in respect of the Options being exercised, payable:

(i)   in cash or by certified cheque, bank draft or money order payable to the order of the Corporation; or

(ii)   by any other method approved by the Board.

The Board shall determine acceptable methods for providing notice of exercise. Subject to section 1.6, upon receipt of payment in full, the number of Common Shares in respect of which the Options are exercised will be duly issued to the Participant as fully paid and non-assessable, following which the Participant shall have no further rights, title or interest with respect to such Options.

2.4   Transferability of Options

(a)   Options shall be exercisable only during the lifetime of a Participant by the Participant or his or her legal guardian or representative and after death of a Participant only by the Participant's legal representative.

(b)   Options shall not be sold, assigned, transferred, pledged or otherwise encumbered by the Participant otherwise than by will or the laws of descent and distribution, provided that the Board may determine at the time of grant or thereafter that an Option is transferable, to the extent permitted by applicable law, in whole or in part and in such circumstances and under such conditions as specified by the Board.

2.5   Termination of Employment

(a)   Except as otherwise determined by the Board:

(i)   in the event that a Participant's employment is terminated for Just Cause, each of the Options held by the Participant, whether vested or unvested, shall automatically terminate and be of no further force or effect on the Participant's Termination Date;

(ii)   in the event that a Participant resigns from his or her employment with an Employer in circumstances not constituting Retirement, each of the unvested Options held by the Participant shall automatically terminate and be of no further force or effect on the Participant's Termination Date and the Participant may within three months after the Participant's Termination Date or such shorter period as is remaining in the term of the

Options, exercise or surrender any vested Options in accordance with section 2.3(c) or section 3.1(b), as applicable. At the end of such three-month period or such shorter period as is remaining in the term of the Options, any outstanding Options shall automatically terminate and be of no further force or effect;

(iii)   in the event that a Participant's employment is terminated without Just Cause, 50% of the unvested Options held by the Participant shall thereupon become fully vested and the Participant may within two years after the Participant's Termination Date or such shorter period as is remaining in the term of the Options, exercise or surrender any vested Options in accordance with section 2.3(c) or section 3.1(b), as applicable. At the end of such two-year period or such shorter period as is remaining in the term of the Options, any outstanding Options shall automatically terminate and be of no further force or effect. Any unvested Options held by the Participant that do not vest in accordance with this section 2.5(a)(iii) shall automatically terminate and be of no further force or effect on the Participant's Termination Date;

(iv)   in the event that a Participant ceases to be an Employee as a result of death, each of the Options held by the Participant shall thereupon become fully vested and the Participant's legal representative may within one year after the date of death or such shorter period as is remaining in the term of the Options, exercise or surrender such Options in accordance with section 2.3(c) or section 3.1(b), as applicable. At the end of such one-year period or such shorter period as is remaining in the term of the Options, any outstanding Options shall automatically terminate and be of no further force or effect;

(v)   in the event that a Participant ceases to be an Employee as a result of Disability or by reason of the Participant's Employer ceasing to be an Affiliate, each of the Options held by the Participant shall thereupon become fully vested and the Participant may within two years after the Participant's Termination Date or such shorter period as is remaining in the term of the Options, exercise or surrender such Options in accordance with section 2.3(c) or section 3.1(b), as applicable. At the end of such two-year period or such shorter period as is remaining in the term of the Options, any outstanding Options shall automatically terminate and be of no further force or effect;

(vi)   in the event that a Participant ceases to be an Employee as a result of a Normal Retirement, each of the Options held by the Participant shall thereupon become fully vested and the Participant may within three years after the Participant's Termination Date or such shorter period as is remaining in the term of the Options, exercise or surrender such Options in accordance with section 2.3(c) or section 3.1(b), as applicable. At the end of such three-year period or such shorter period as is remaining in the term of the Options, any outstanding Options shall automatically terminate and be of no further force or effect;

(vii)   in the event that a Participant ceases to be an Employee as a result of Early Retirement, each Option held by the Participant that is not fully vested at such time shall thereupon become fully vested, provided that such Option shall become exercisable for a reduced number of Common Shares equal to the sum of:

    (A)   the number of Common Shares for which such Option was vested immediately prior to the Early Retirement, and

    (B)   the product of:

        (I)   the number of Common Shares for which such Option was unvested immediately prior to the Early Retirement, and

        (II)   the Reduction Factor.

No such adjustment shall obligate the Corporation to sell fractional Common Shares. All of the Options held by a Participant who ceases to be an Employee as a result of Early Retirement, whether or not fully vested prior to such Early Retirement and adjusted as provided in this section 2.5(a)(vii), shall remain exercisable for a period of three years after the Participant's Termination Date or such shorter period as is remaining in the term of the Options. At the end of such three-year period or such shorter period as is remaining in the term of the Options, any outstanding Options shall automatically terminate and be of no further force or effect; and

(viii)   in the event that a Participant dies after ceasing to be an Employee and the Options held by the Participant shall be exercisable as provided in sections 2.5(a)(v), 2.5(a)(vi) or 2.5(a)(vii), the Participant's legal representative may within one year after the date of death or such shorter period as is remaining in the term of the Options, exercise or surrender such Options in accordance with section 2.3(c) or section 3.1(b), as applicable, notwithstanding the exercise periods provided in sections 2.5(a)(v), 2.5(a)(vi) or 2.5(a)(vii).

Notwithstanding anything else in the Plan, in no event shall any Option be exercisable after its stated termination date.

(b)   Each Option shall be confirmed by an agreement executed by the Corporation and by the Participant.

(c)   Notwithstanding any other provision of the Plan, if the Board at any time determines it advisable to do so in connection with any proposed sale or conveyance of all or substantially all of the property and assets of the Corporation or any proposed merger, consolidation, amalgamation or offer to acquire all or any portion of the outstanding Common Shares or other transaction of a like nature, the Woodbridge Group may give written notice to all Participants advising that, subject to such terms and conditions as determined by the Board, their respective Options and Share Appreciation Rights may be exercised only within a specified period not to be less than 20 days after such date of the notice and not thereafter and that all rights of the Participants under any Options and Share Appreciation Rights not exercised within the specified period will terminate at the expiration of the specified period.

2.6   Participant Not a Shareholder

A Participant shall have no rights as a holder of Common Shares with respect to any Common Shares covered by any Option and Share Appreciation Right until such time as and to the extent only that such Option has been exercised.

Section 3.   Share Appreciation Rights

3.1   Grants of Share Appreciation Rights

(a)   The Board shall grant a Share Appreciation Right in connection with the grant of each Option under section 2.1, which shall be included in the agreement referred to in section 2.5(b).

(b)   A Share Appreciation Right is the right to surrender to the Corporation all or a portion of an Option in exchange for an amount (net of Applicable Withholding Taxes) equal to the excess, if any, of:

     (i)   the Fair Market Value as of the date such Option or portion thereof is surrendered of the Common Shares deliverable on exercise of such Option or portion thereof, over

     (ii)   the aggregate exercise price of such Option or portion thereof, relating to such Common Shares.

3.2   Exercise of Share Appreciation Rights

A Share Appreciation Right shall vest and be exercisable only at the same time, by the same persons and to the same extent, that the Option related thereto is exercisable. Upon exercise of any Share Appreciation Right, the corresponding portion of the related Option shall be surrendered to the Corporation for cancellation.

3.3   Other Terms

    (a)   A Share Appreciation Right shall be transferable, other than in the case of a surrender to the Corporation on exercise, only in the manner and to the extent that the related Option is transferable and any transfer of an Option shall be deemed to provide for a corresponding transfer of the related Share Appreciation Right.

    (b)   A Share Appreciation Right shall terminate and cease to be exercisable on the termination of the related Option.

Section 4.   Other Awards

4.1   Other Awards

    The Board may also grant awards of Common Shares and other awards that are valued in whole or in part by reference to, or are otherwise based on the Fair Market Value at the day of the grant of, Common Shares. Such awards shall be in such form, and dependent on such conditions, as the Board shall determine, including, without limitation, the right to receive one or more Common Shares, or the equivalent cash value of such Common Shares, upon the completion of a specified period of service, the occurrence of an event or the attainment of specified performance objectives. Such awards may be granted alone or in addition to any other awards granted under the Plan. The Board shall determine to whom and when such awards will be made, the number of Common Shares to be awarded under (or otherwise related to) such awards, whether such awards shall be settled in cash, Common Shares or a combination of cash and Common Shares, the currency in which any payments shall be made or any awards shall be denominated and all other terms and conditions of such awards.

ADDENDUM FOR EXECUTIVES

THE WOODBRIDGE COMPANY LIMITED
AMENDED AND RESTATED STOCK INCENTIVE PLAN

The provisions of this Addendum apply to Options held by Participants who are executives of the Woodbridge Group or such other persons as may be determined from time to time by the Board. All capitalized terms used but not otherwise defined in this Addendum shall have the meanings attributed to them in the Plan. The section references used in this Addendum match the section references in the Plan. This Addendum shall have no other effect on any other terms and provisions of the Plan except as set forth below.

1. **Definitions**

"**Good Reason**" means the occurrence of any circumstances which constitute constructive dismissal at law, including, without limiting the generality of the foregoing, the occurrence of the following, in each case during the Participant's active employment with his or her Employer up to and including his or her Termination Date and without the Participant's written consent:

(a) the requirement to be based at other than Woodbridge's principal executive offices, except for business travel consistent with the requirements of the Participant's position;

(b) a diminution of, or reduction or adverse alteration of, the Participant's duties or responsibilities, or the Employer's assignment of duties or responsibilities that are materially inconsistent with the Participant's position;

(c) a material, adverse change in the Participant's reporting relationship(s);

(d) the Employer's reduction of the Participant's annual rate of gross base salary as in effect from time to time; or

(e) the discontinuation of any incentive or compensation plan, benefit plan or other perquisite of employment unless replaced by arrangements providing compensation, benefits and perquisites at least as favourable in kind and scale as those in place as of the effective date of the Participant's most recent employment agreement with his or her Employer;

but shall not include the appointment to, removal from, or any failure to re-elect or reappoint the Participant to director or officer positions of any of the Woodbridge Parties.

2. **Resignation for Good Reason**

Notwithstanding section 2.5(a)(ii), in the event that a Participant resigns from his or her employment with an Employer for Good Reason, 50% of the unvested Options held by the Participant shall thereupon become fully vested and the Participant may within two years after the Participant's Termination Date or such shorter period as is remaining in the term of the

Options, exercise or surrender any vested Options in accordance with section 2.3(c) or section 3.1(b), as applicable. At the end of such two-year period or such shorter period as is remaining in the term of the Options, any outstanding Options shall automatically terminate and be of no further force or effect. Any unvested Options held by the Participant that do not vest in accordance with this section 2 shall automatically terminate and be of no further force or effect on the Participant's Termination Date.